

Mail Stop 4561

December 20, 2017

Bardia Rahimzadeh
Chief Executive Officer and Chief Financial Officer
Hawk Street Acquisition Corporation
9545 Wilshire Boulevard #612
Beverly Hills, CA 90212

> **Re:** **Hawk Street Acquisition Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-55676**

Dear Mr. Rahimzadeh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Subsequent Event

1.   We note that the company intends to acquire or otherwise combine with PotDrive, Inc., a company that provides an online App search directory for the cannabis industry. Please discuss the material risks associated with this line of business, including all Federal and state regulations that may impact your business and any possible law enforcement consequences.

Item 9A. Controls and Procedures

2.   Please explain how you concluded that your disclosure controls and procedures were effective as of December 31, 2016, considering that your internal control over financial reporting was not effective as of this date. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. For example, DCPs often include those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please include in your response an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

Management's Report of Internal Control over Financial Reporting

3.   Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to Item 308(a)(2) of Regulation S-K.

4.   We note your management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2016. Please disclose any material weaknesses in the company's internal control over financial reporting identified by management. Refer to Item 308(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services